Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Nine Months Ended December 31 (unaudited)	Fiscal Year Ended March 31	Three Months Transition Period Ended March 31	Three Months Ended March 31 (unaudited)	Year Ended December 31
	2014	2014	2013	2012	2012	2011	2010	2009
	(Dollars in thousands)
Earnings available to cover fixed charges	($22,244)	($25,803)	($16,049)	($35,095)	($42,447)	($2,309)	($1,172)	($868)

Fixed charges	40	45	71	1,986	1,106	2,074	167	4

Ratio of earnings to fixed charges	0	0	0	0	0	0	0	0

Calculation of earnings available:
Net loss	(22,284)	(25,848)	(16,120)	(37,081)	(43,553)	(4,383)	(1,339)	(872)

Fixed charges	40	45	71	1,986	1,106	2,074	167	4

Earnings (loss) available to cover fixed charges	(22,244)	(25,803)	(16,049)	(35,095)	(42,447)	(2,309)	(1,172)	(868)

Calculation of fixed charges:
Interest expense	40	45	71	1,090	210	886	167	4

Amortization of debt discount	0	0	0	896	896	1,188	0	0

Total Fixed Charges	40	45	71	1,986	1,106	2,074	167	4